BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670

April 5, 2000

TO OUR STOCKHOLDERS:

I am pleased to invite you to attend the Annual Meeting of Stockholders of BANK ONE CORPORATION, which will be held at 9:30 a.m., Chicago time, Tuesday, May 16, 2000, at the Bank One Auditorium located at 1 Bank One Plaza in the Chicago Loop, bounded by Madison, Clark, Monroe and Dearborn Streets. Please use the Dearborn Street entrance to the Bank building.

The election of twenty directors is scheduled for consideration at this Meeting. In addition a stockholder proposal will be acted upon if properly presented at the Meeting. The Meeting will also provide an opportunity to review with you the business and affairs of the Corporation and its subsidiaries during 1999 and give you a chance to meet your directors.

Whether you plan to attend or not, please date, sign and return the proxy card in the accompanying envelope. In the alternative, you may vote your shares by telephone or via the Internet. Instructions are included with the proxy card. Your vote is important no matter how many shares you own. If you do attend the Meeting and desire to vote in person, you may do so even though you have previously submitted your proxy.

I look forward to seeing you at the Meeting.

Sincerely,

JAMES DIMON
Chairman of the Board and
Chief Executive Officer

BANK ONE

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

MAY 16, 2000

TO OUR STOCKHOLDERS:

The Annual Meeting of Stockholders of BANK ONE CORPORATION will be held on Tuesday, May 16, 2000, at 9:30 a.m., Chicago time, at the Bank One Auditorium, 1 Bank One Plaza, Chicago, Illinois, for the purpose of considering and voting upon:

1. The election of twenty directors for a term of one year;

2. One stockholder proposal, if properly presented at the Meeting, which is described in the accompanying proxy statement; and

3. Such other business as may properly come before the Meeting or any adjournments thereof.

The record date for determining stockholders entitled to notice of, and to vote at, the Meeting is the close of business March 17, 2000.

By order of the Board of Directors,

JAMES L. FOORMAN
Acting Secretary

April 5, 2000

PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE, OR VOTE BY TELEPHONE OR INTERNET AS DESCRIBED ON THE FORM.

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670

PROXY STATEMENT
FOR
ANNUAL MEETING TO BE HELD MAY 16, 2000

This proxy statement is furnished in connection with the solicitation on behalf of the Board of Directors of BANK ONE CORPORATION (the "Corporation" or "Bank One") of proxies for use at the Annual Meeting of Stockholders (the "Annual Meeting") of the Corporation to be held at 9:30 a.m., Chicago time, on Tuesday, May 16, 2000, and at any adjournments of the meeting.

The Board of Directors has fixed the close of business on March 17, 2000, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting. On the record date, the Corporation had outstanding and entitled to vote 1,147,619,141 shares of Common Stock. Each share of Common Stock entitles the holder to one vote. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting will constitute a quorum.

Directors will be elected by a plurality of the votes cast at the Annual Meeting; therefore, the twenty nominees who receive the largest number of votes cast will be elected as directors. Shares represented by proxies marked to withhold authority to vote with respect to any nominee will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee. An affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required for approval of each other matter to be presented. Shares represented by proxies which are marked "abstain" on each such matter will be counted as shares present for purposes of determining the presence of a quorum; such shares will also be treated as shares present and entitled to vote, which will have the same effect as a vote against each such matter. Proxies relating to "street name" shares which are not voted by brokers on each matter presented will be treated as shares present for purposes of determining the presence of a quorum, but will not be treated as shares represented at the Annual Meeting as to any matter not voted upon by the broker.

The proxy statement, form of proxy and the Corporation's 1999 Annual Report will be mailed to each stockholder commencing on or about April 10, 2000.

The principal executive offices of the Corporation are located at 1 Bank One Plaza, Chicago, Illinois 60670.

The Corporation was formed as the result of the merger (the "Merger") of First Chicago NBD Corporation ("First Chicago NBD") and BANC ONE CORPORATION ("Banc One") with and into the Corporation. The Merger became effective October 2, 1998.

ELECTION OF DIRECTORS

At the Annual Meeting, twenty directors are proposed to be elected to hold office until the next annual meeting of stockholders and until their successors are elected and have qualified.

It is intended that shares represented by proxies solicited on behalf of the Board of Directors will be voted for the nominees listed below. In the event that any nominee is unable or declines to serve, an event which is not anticipated, proxies may be voted at the Annual Meeting for another person in place of such nominee, or the number of directors constituting the entire Board may be reduced.

The name, principal occupation, certain biographical information and Board committee memberships of each nominee are provided below. Each of the nominees is currently serving as a director of the Corporation and has served as a director since the effective date of the Merger, October 2, 1998, except for Mr. Boardman, who has served as a director since December 21, 1999, and Mr. Dimon, who has served as a director since March 27, 2000. In the following biographies and the remainder of this proxy statement, "First Chicago" means the corporation which merged with and into NBD Bancorp, Inc. ("NBD") on December 1, 1995. NBD was renamed "First Chicago NBD" upon its merger with First Chicago. The year in which each director commenced his or her period of service with Banc One, First Chicago, NBD or First Chicago NBD is also given below.



William P. Boardman

Mr. Boardman, 58, has been Vice Chairman of the Board of the Corporation since December 21, 1999. He has headed the Corporation's credit card line of business since October, 1999, and prior to that time served as head of acquisitions for the Corporation and Banc One. Mr. Boardman has served in a number of senior executive positions with the Corporation and Banc One since joining Banc One in 1984. Mr. Boardman also is a director of Checkfree Holdings Corporation. He is an *ex-officio* member of the Executive Committee.



John H. Bryan

Mr. Bryan, 63, is Chairman and Chief Executive Officer of Sara Lee Corporation, a global packaged food and consumer products company, and has held that position since 1976. In addition to Sara Lee Corporation, Mr. Bryan is a director of BP Amoco p.l.c., General Motors Corporation and Goldman Sachs & Co. Mr. Bryan became a director of First Chicago in 1982. He is a member of the Risk Management Committee.



Siegfried Buschmann

Mr. Buschmann, 62, is Chairman and Chief Executive Officer of The Budd Company, a producer of automotive parts and assemblies and a subsidiary of Thyssen Krupp AG, and has held that position since 1989. He also serves as Chairman and President of Thyssen Krupp USA, Inc. Mr. Buschmann became a director of NBD in 1991. He is a member of the Audit Committee.



James S. Crown

Mr. Crown, 46, is a General Partner of Henry Crown and Company (Not Incorporated), a diversified investment company, a position he has held since 1985. In addition, Mr. Crown is a director of General Dynamics Corporation and Sara Lee Corporation. Mr. Crown became a director of First Chicago in 1991. He is a member of the Employee and Public Responsibility Committee and the Organization, Compensation and Nominating Committee.



James Dimon

Mr. Dimon, 44, was elected Chairman of the Board and Chief Executive Officer of the Corporation on March 27, 2000. From November 1998 until he assumed his positions with the Corporation, he was a private investor. Prior to that time he served as President of Citigroup Inc., having held that position during October and November 1998 following the merger of Travelers Group Inc. and Citicorp. Prior to the creation of Citigroup, Mr. Dimon had been President and Chief Operating Officer of Travelers Group for seven years. He was named Chairman and Chief Executive Officer of its Smith Barney Inc. subsidiary in January 1996, having previously been the firm's Chief Operating and Chief Administrative Officer. In November 1997, he was named Co-Chairman of the Board and Co-Chief Executive Officer of Salomon Smith Barney Holdings Inc. Mr. Dimon also is a director of Tricon Global Restaurants Inc. He became a director of the Corporation on March 27, 2000, and is Chair of the Executive Committee.



Bennett Dorrance

Mr. Dorrance, 54, is a private investor and Chairman and Managing Director of DMB Associates, Inc., a real estate investment and development company. Mr. Dorrance is a director of Campbell Soup Company, Inc. He became a director of Banc One in 1996. He is a member of the Employee and Public Responsibility Committee and the Organization, Compensation and Nominating Committee.



Dr. Maureen A. Fay, O.P.

Dr. Fay, 65, is President of the University of Detroit Mercy. She has held that position since 1990, and was President of its predecessor, Mercy College of Detroit, from 1983 through 1990. She is a director of Kelly Services, Inc. Dr. Fay became a director of NBD in 1985. She serves on the Employee and Public Responsibility Committee, of which she is Chair, the Organization, Compensation and Nominating Committee and the Executive Committee.



John R. Hall

Mr. Hall, 67, who served as non-executive Chairman of the Board of the Corporation from December 21, 1999 to March 27, 2000, is the retired Chairman and Chief Executive Officer of Ashland, Inc., a refiner, manufacturer and distributor of chemicals. Mr. Hall served as Chairman of Ashland, Inc. from 1981 to 1997 and as Chief Executive Officer from 1981 to 1996. Mr. Hall serves as a director of The Canada Life Assurance Company, CSX Corporation, Humana, Inc., Reynolds Metals Company, UCAR International, Inc. and USEC Inc. He became a director of Banc One in 1987. Mr. Hall is a member of the Executive Committee and is Chair of the Organization, Compensation and Nominating Committee.



Verne G. Istock

Mr. Istock, 59, has been President of the Corporation since October 19, 2000, and served as acting Chief Executive Officer from December 21, 1999 to March 27, 2000. From the Merger until October, 1999 he was Chairman of the Board of the Corporation. Mr. Istock was Chairman of First Chicago NBD from 1996 to 1998 and served as President and Chief Executive Officer of First Chicago NBD from 1995 to 1998. Mr. Istock, who joined NBD Bank (Michigan) in 1963, served as Vice Chairman of NBD Bancorp, Inc. and NBD Bank (Michigan) from 1985 to 1994, and served as Chairman and Chief Executive Officer of NBD Bancorp, Inc. from 1994 until December 1995. Mr. Istock also is a director of Kelly Services, Inc., and Masco Corporation. He became a director of NBD in 1985 and is a member of the Executive Committee.



Laban P. Jackson, Jr.

Mr. Jackson, 57, has been Chairman and Chief Executive Officer of Clear Creek Properties, Inc., a real estate development company, since 1989. Prior to that time, he served as Chairman and Chief Executive Officer of International Spike, Inc. Mr. Jackson also is a director of Interactive Pictures Corporation. He became a director of Banc One in 1993. He is a member of the Audit Committee.



John W. Kessler

Mr. Kessler, 64, has been Chairman of The New Albany Company, a real estate development firm, since 1988. He also serves as Chairman of the real estate development firms Marsh and McLennan Real Estate Advisors, Inc. and John W. Kessler Company. Mr. Kessler is a director of Abercrombie & Fitch Co. Mr. Kessler served as a director of Banc One from 1986 to 1992 and from 1995 until the Merger. He is a member of the Organization, Compensation and Nominating Committee.



Richard A. Manoogian

Mr. Manoogian, 63, is Chairman and Chief Executive Officer of Masco Corporation, a diversified manufacturer of home improvement and building products, a position he has held since 1985. Prior to that time, he held a number of other executive positions within the company. In addition, Mr. Manoogian serves as the Chairman and a director of MascoTech, Inc. and a director of MSX International, Inc. He became a director of NBD in 1978. He is a member of the Organization, Compensation and Nominating Committee.



William T. McCormick, Jr.

Mr. McCormick, 55, is Chairman and Chief Executive Officer of CMS Energy Corporation, a diversified energy company, a position he has held since 1988. He is also Chairman of its principal subsidiary, Consumers Energy. In addition to CMS Energy Corporation and Consumers Energy, Mr. McCormick is a director of Rockwell International Corporation and Schlumberger Limited. He became a director of NBD in 1985. He is a member of the Risk Management Committee.



Thomas E. Reilly, Jr.

Mr. Reilly, 60, is Chairman and Chief Executive Officer of Reilly Industries, Inc., a diversified chemical manufacturing company. He has held that position since 1990, and prior to that time held other executive positions within the company. In addition to Reilly Industries, Inc., Mr. Reilly is a director of Herff Jones, Inc. and Lilly Industries, Inc. He became a director of NBD in 1995 and later that year became a director of First Chicago NBD. He serves on the Employee and Public Responsibility Committee, the Executive Committee and the Audit Committee, of which he is Chair.



John W. Rogers, Jr.

Mr. Rogers, 42, is President and Co-Chief Investment Officer of Ariel Capital Management, Inc., an institutional money management firm that he founded in 1983. His firm also serves as the investment advisor, administrator and distributor of Ariel Mutual Funds. Mr. Rogers is a director of Aon Corporation, Burrell Communications Group, Inc., GATX Corporation and Unicom Corporation. He became a director of First Chicago NBD in 1998. He is a member of the Employee and Public Responsibility Committee and the Risk Management Committee.



Thekla R. Shackelford

Ms. Shackelford, 65, is an educational consultant. Ms. Shackelford founded School Selection Consulting, an admissions service for placement in independent secondary schools and colleges, in 1978. Ms. Shackelford serves as a director of Fiserv Inc. and Wendy's International, Inc. She became a director of Banc One in 1993. She serves on the Employee and Public Responsibility Committee and the Risk Management Committee.



Alex Shumate

Mr. Shumate, 49, has been the Office Managing Partner of Squire, Sanders & Dempsey LLP, a law firm, since 1991. Mr. Shumate, who joined Squire, Sanders & Dempsey in 1988, served as Chief Counsel and Deputy Chief of Staff to the Governor of Ohio from 1985 to 1988. Mr. Shumate serves as a director of Intimate Brands, Inc. and Wm. Wrigley Jr. Company. He became a director of Banc One in 1993. He serves on the Audit Committee and the Employee and Public Responsibility Committee.



Frederick P. Stratton, Jr.

Mr. Stratton, 61, has been Chairman and Chief Executive Officer of Briggs & Stratton Corporation, a manufacturer of air cooled gasoline engines for outdoor power equipment, since 1986. Mr. Stratton also serves as a director of Briggs & Stratton Corporation, Midwest Express Holdings, Inc., Weyco Group, Inc., Wisconsin Electric Power Company and Wisconsin Energy Corporation. He became a director of Banc One in 1988. He is a member of the Audit Committee and the Employee and Public Responsibility Committee.



John C. Tolleson

Mr. Tolleson, 51, has been Chief Executive Officer of The Tolleson Group, a private investment firm, since June 1997, and also is Managing Director of Arena Capital Partners, LLC, a private equity fund. Mr. Tolleson served as Chairman and Chief Executive Officer of First USA, Inc. from 1985 to June 1997. Mr. Tolleson serves as a director of Capstead Mortgage Corporation, Haggar Corp. and Viad Corporation. He became a director of Banc One in 1997. He is a member of the Risk Management Committee.



Robert D. Walter

Mr. Walter, 54, has been Chairman and Chief Executive Officer of Cardinal Health, Inc., a pharmaceutical service provider, since 1971. Mr. Walter is a director of Cardinal Health, Inc., CBS Corporation and Infinity Broadcasting Corporation. He became a director of Banc One in 1987. He is a member of the Executive Committee and serves as Chair of the Risk Management Committee.

COMMITTEES OF THE BOARD OF DIRECTORS

It is the primary responsibility of the Corporation's Board of Directors to oversee the management of the business of the Corporation and its subsidiaries. To assist in carrying out its responsibilities, the Board of Directors has established five standing committees which are described below.

Audit Committee

The members of the Audit Committee of the Corporation are Siegfried Buschmann, Laban P. Jackson, Jr., Alex Shumate, Frederick P. Stratton, Jr., and Thomas E. Reilly, Jr., who serves as Chair. The Audit Committee met seven times in 1999.

Included among the functions performed by the Audit Committee are (i) appointment of the Corporation's independent public accountants; (ii) review of the plan and results of the independent public accountants' auditing engagement; (iii) approval of the professional services provided by the independent public accountants and related fees and consideration of the possible effect the performance and fees would have on the independence of the accountants; (iv) review of the plan and findings with respect to the internal audit, credit review and market risk oversight functions; (v) review of the representations of management and the findings of the independent public accountants as to the adequacy of the Corporation's systems of internal controls in order to obtain reasonable assurance that the Corporation's annual and quarterly financial reports are prepared in accordance with generally accepted accounting principles and are free from material fraud or error; (vi) review of the assessment of management regarding compliance by subsidiary banks with laws and regulations designated by bank regulatory agencies as essential for safety and soundness; (vii) review of the expenses of the inside directors; (viii) approval of the selection and discharge of the Corporation's General Auditor; and (ix) review of reports of examinations by regulatory agencies relating to the Corporation and its subsidiaries.

Employee and Public Responsibility Committee

The members of the Employee and Public Responsibility Committee of the Corporation are James S. Crown, Bennett Dorrance, Thomas E. Reilly, Jr., John W. Rogers, Jr., Thekla R. Shackelford, Alex Shumate, Frederick P. Stratton, Jr. and Maureen A. Fay, who serves as Chair. The Employee and Public Responsibility Committee met three times in 1999. The Employee and Public Responsibility Committee has responsibility and authority for matters relating to the Corporation's and its subsidiaries' charitable contributions; diversity, affirmative action, leadership development and equal employment opportunity policies and procedures; practices in handling customer inquiries and complaints; compliance with the Community Reinvestment Act, fair lending laws and applicable consumer-related laws; neighborhood and social initiatives; and current and emerging public policy issues.

Executive Committee

The members of the Executive Committee of the Corporation are Maureen A. Fay, John R. Hall, Verne G. Istock, Thomas E. Reilly, Jr., Robert D. Walter, and James Dimon, who serves as Chair. William P. Boardman serves as an *ex officio* member. The Executive Committee met once in 1999. The Executive Committee exercises all the powers of the Board of Directors in the management of the business and affairs of the Corporation while the Board of Directors is not in session.

Risk Management Committee

The members of the Risk Management Committee of the Corporation are John H. Bryan, William T. McCormick, Jr., John W. Rogers, Jr., Thekla R. Shackelford, John C. Tolleson and Robert D. Walter, who serves as Chair. The Risk Management Committee met five times in 1999. The Risk Management Committee has responsibility and authority for reviewing, advising on, approving where appropriate and providing guidance with respect to risk management, financial securities transactions and capital actions, and financial planning and performance.

Organization, Compensation and Nominating Committee

Committee Interlocks and Insider Participation

The members of the Organization, Compensation and Nominating Committee of the Corporation are James S. Crown, Bennett Dorrance, Maureen A. Fay, John W. Kessler, Richard A. Manoogian and John R. Hall, who serves as Chair. The Organization, Compensation and Nominating Committee met six times in 1999.

All of the members of the Organization, Compensation and Nominating Committee, or their associates, were customers of, or had transactions with, the Corporation or the Corporation's banking or other subsidiaries in the ordinary course of business during 1999. Additional transactions may be expected to take place in the future. All outstanding loans to the directors and their associates, commitments and sales, purchases and placements of investment securities and other financial instruments included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, where applicable, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

Committee Responsibilities and Authorities

Included among the functions related to human resources management and compensation performed by the Organization, Compensation and Nominating Committee are (i) ensuring the effectiveness of senior management and appropriate management continuity; (ii) ensuring the reasonableness and appropriateness of senior management compensation arrangements and levels; (iii) overseeing senior management officer titling; (iv) reviewing the succession plan for the Office of the Chief Executive; (v) reviewing plans to be followed should the Chairman or the Chief Executive Officer be absent or disabled; (vi) monitoring the overall soundness and effectiveness of the Corporation's compensation and benefit programs; and (vii) providing advice and counsel regarding the Corporation's human resources strategy and key human resources practices and issues.

Regarding formal authorities for compensation matters, the Corporation's Board of Directors approves, upon recommendation of the Committee, (i) the adoption and amendment of stock-based plans (subject to stockholder approval where required); (ii) the adoption and amendment of all compensation plans that cover executive management (subject to stockholder approval where required); and (iii) all compensation actions, including employment and separation arrangements, for officers at or above the level of vice chairman.

The Board of Directors has delegated authority to the Committee to approve (i) the terms and conditions of stock-based grants for executive management; (ii) the total number of available shares to be used each year in stock-based plans; (iii) funding for senior management annual incentive awards; and (iv) all compensation actions for members of executive management below the level of vice chairman.

Additionally, the Committee is responsible for (i) proposing new directors and reviewing the performance of the Board of Directors; (ii) providing counsel regarding the organization of the Board of Directors and its committee structure, charters and membership; and (iii) overseeing director compensation arrangements.

The Organization, Compensation and Nominating Committee will consider candidates for nominees for election as directors of the Corporation submitted by stockholders. Any stockholder who wishes to have the Committee consider a candidate should submit the name of the candidate, along with any biographical or other relevant information the stockholder wishes the Committee to consider, to the Secretary of the Corporation at the address appearing on the first page of this proxy statement.

DIRECTOR MEETING ATTENDANCE AND FEE ARRANGEMENTS

The Board of Directors of the Corporation met ten times in 1999. Each incumbent director attended 75% or more of the total number of meetings held during 1999 by the Board of Directors and Committees thereof on which the director served. (Mr. Boardman attended the December meeting of the Board of Directors at which he was appointed a member; Mr. Dimon was appointed to the Board in March 2000.)

Each non-officer director of the Corporation receives an annual cash retainer of $60,000 and an annual grant of shares of the Corporation's Common Stock equal in value to one-half of the annual cash retainer. The non-officer Chair of each Committee receives a chairperson retainer of $6,000. Maureen A. Fay, John R. Hall, Thomas E. Reilly, Jr., and Robert D. Walter are the current Committee Chairs receiving the chairperson retainer. In addition, each non-officer director who is a member of the Executive Committee receives a fee of $1,000 for each meeting of the Executive Committee which he or she attends, and all non-officer directors receive a $1,000 meeting attendance fee when they attend meetings relating to special committees. No additional fees are paid to non-officer directors for attending Board or Committee meetings. Officers of the Corporation or its subsidiaries do not receive an annual retainer, meeting fees, shares of Common Stock, or other compensation for service as directors of the Corporation or on Committees of the Board.

Non-officer directors may elect each year to have their annual cash retainer paid in any combination of the following: (i) cash paid on a quarterly basis; (ii) a deferred cash payment pursuant to the Corporation's Plan for Deferring the Payment of Directors' Fees (the "Director Deferral Plan"); or (iii) in shares of Common Stock, stock options, or stock units pursuant to the Corporation's Director Stock Plan. Amounts deferred into the Director Deferral Plan earn a return equivalent to the rate of return on one or more of the investment funds in the Corporation's Savings and Investment Plan.

BENEFICIAL OWNERSHIP OF THE CORPORATION'S COMMON STOCK

Generally, under the rules of the Securities and Exchange Commission (the "Commission"), a person is deemed to be the beneficial owner of a security with respect to which such person, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power (which includes power to vote, or direct the voting of, such security) or investment power (which includes power to dispose of, or direct the disposition of, such security). In addition, a person is deemed to be the beneficial owner of a security if he or she has the right to acquire such voting power or investment power over the security within sixty days, such as through the exercise of a stock option.

The following table shows the beneficial ownership of the Corporation's Common Stock as of December 31, 1999 by (i) each director, (ii) each executive officer named in the Summary Compensation Table on page 14, and (iii) all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership as of December 31, 1999	Percent of Class (if 1% or greater)
William P. Boardman	182,416(a)(b)	— %
John H. Bryan	13,534	—
Siegfried Buschmann	4,689	—
James S. Crown	9,031,940(a)(c)	—
James Dimon	2,035,242(d)	
Bennett Dorrance	16,930(a)(e)	—
Maureen A. Fay	5,624	—
John R. Hall	48,255(a)(f)	—
Verne G. Istock	912,088(a)(g)	—
Laban P. Jackson, Jr.	26,672(a)	—
John W. Kessler	26,992(a)(h)	—
Richard A. Manoogian	15,619	—
William T. McCormick, Jr.	20,884	—
John B. McCoy	1,868,841(a)(i)	—
Thomas E. Reilly, Jr.	221,145(a)(j)	—
John W. Rogers, Jr.	3,607	—
Robert A. Rosholt	279,801(a)	—
Thekla R. Shackelford	202,992(a)	—
Alex Shumate	6,633(a)	—
Kenneth T. Stevens	67,079(a)	—
Frederick P. Stratton, Jr.	41,619(a)(k)	—
Geoffrey L. Stringer	73,144(a)	—
John C. Tolleson	1,031,768(a)	—
Robert D. Walter	106,050(a)	—
All Directors and Executive Officers as a Group(a)(l)	18,012,179(a)	1.57

(a) As set forth in the following table, the beneficial ownership amounts include shares subject to options held as of December 31, 1999, exercisable within sixty days, and also include any shares held pursuant to one of the Corporation's 401(k) plans as of December 31, 1999. Shares held pursuant to a 401(k) plan as of February 29, 2000, will be subject to the voting direction of such persons at the Annual Meeting.

Name	Shares Subject to options	Shares Pursuant to 401(k) plans
William P. Boardman	63,146	7,304
James S. Crown	15,851	N/A
Bennett Dorrance	8,738	N/A
John R. Hall	21,127	N/A
Verne G. Istock	447,213	0
Laban P. Jackson, Jr.	17,455	N/A
John W. Kessler	7,711	N/A
John B. McCoy	1,230,552	8,912
Thomas E. Reilly, Jr.	8,722	N/A
Robert A. Rosholt	133,022	1,709
Thekla R. Shackelford	17,455	N/A
Alex Shumate	4,528	N/A
Kenneth T. Stevens	0	1,018
Frederick P. Stratton, Jr.	21,127	N/A
Geoffrey L. Stringer	38,237	0
John C. Tolleson	3,287	N/A
Robert D. Walter	21,127	N/A
All Directors and Executive Officers as a Group	2,837,644	59,076

(b) Includes 1,272 shares Mr. Boardman owns as trustee for the benefit of his children and of which he disclaims beneficial ownership.

(c) The number of shares of Common Stock shown as beneficially owned by James S. Crown comprises 68,045 shares Mr. Crown owns individually; 5,227,611 shares owned by partnerships of which Mr. Crown is a partner; 1,172,063 shares owned by a partnership, of which a corporation, of which Mr. Crown is a director, officer and shareholder, and a trust, of which Mr. Crown is a beneficiary, are partners; 781,404 shares owned by a not-for-profit corporation of which Mr. Crown is a director; and 1,517,820 shares owned by a partnership, of which a corporation, of which Mr. Crown is a shareholder, and a partnership, of which Mr. Crown is a partner, are partners. Also included are 244,761 shares owned by trusts of which Mr. Crown is a co-trustee, and 4,385 shares owned by Mr. Crown's spouse. Mr. Crown disclaims beneficial ownership of the shares held by the various persons and entities described above except for the shares he owns or has a right to own individually and, with respect to shares owned by entities, except to the extent of his interest in such entities.

(d) Reflects shares owned on March 27, 2000, and includes 1,000,000 shares held by Mr. Dimon's spouse.

(e) Includes 7,700 shares held by a trust of which Mr. Dorrance is trustee.

(f) Includes 896 shares of which Mr. Hall disclaims beneficial ownership, held by Mr. Hall's spouse.

(g) Includes 27,954 shares, of which Mr. Istock disclaims beneficial ownership, held by Mr. Istock's spouse.

(h) Includes 17,000 shares held by a trust of which Mr. Kessler is trustee.

(i) Includes 20,793 shares owned by Mr. McCoy's spouse and 136,576 shares held by Mr. McCoy, as trustee for the benefit of his children, of which Mr. McCoy disclaims beneficial ownership.

(j) Includes 193,440 shares held in trusts of which Mr. Reilly is co-trustee; 965 shares held by Mr. Reilly's spouse; and 2,096 shares, of which Mr. Reilly disclaims beneficial ownership, held by Mr. Reilly's spouse as custodian for an adult child.

(k) Includes 5,000 shares held in a retirement plan for Mr. Stratton's benefit.

(l) For purposes of this table, the term "executive officers" includes all persons who were executive officers of the Corporation on December 31, 1999, plus Mr. McCoy, who retired on December 21, 1999, and Mr. Dimon, who became an executive officer on March 27, 2000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires each of the Corporation's directors and officers, and each beneficial owner of more than ten percent of a registered class of the Corporation's equity securities, to file with the Commission an initial report of the person's beneficial ownership of the Corporation's equity securities and subsequent reports regarding changes in such ownership. To the best of the Corporation's knowledge each person who was so subject to Section 16(a) with respect to the Corporation at any time during 1999, filed, on a timely basis, all reports required for the year pursuant to Section 16(a).

ORGANIZATION, COMPENSATION AND NOMINATING COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Organization, Compensation and Nominating Committee ("the Committee") is the committee of the Corporation's Board of Directors responsible for establishing and monitoring various compensation programs of the Corporation.

Objectives and Policies

The Committee has established guiding principles for the Corporation's compensation programs of which the primary objectives are to attract, motivate and retain executives with the experience and capabilities needed to maximize shareholder value, provide outstanding leadership to employees, and deliver superior products and services to customers.

Performance Criteria and Competitive Posture

Each year, the Committee reviews and establishes a "peer group" to be used in assessing competitive compensation trends and pay levels. For 2000, the Committee has defined the "Peer Group" as a selected group of bank holding companies and 2 diversified financial institutions. The Committee has reviewed and analyzed the existing executive compensation programs with respect to each major component of compensation and aggregate total compensation to ensure competitiveness against the Peer Group.

Each year the Committee establishes the Corporation's executive compensation programs based on trends and practices within the Peer Group as well as on information provided by third-party consultants and special compensation surveys. The Committee also annually reviews compensation trends and practices within the Peer Group in order to establish or validate compensation decisions. Appropriate peer groups may also be developed within various Bank One lines of business to ensure a competitive total compensation program. The Committee believes that Bank One's most direct competitors for executive talent are not necessarily the same companies that would be included in a peer group established to compare shareholder returns. Thus, the Peer Group used for compensation purposes differs from the peer group index set forth and used in the Comparison of Five-Year Cumulative Total Return graph.

Compensation Program

The key components of the Corporation's executive compensation program are base salary, annual incentive compensation and long-term, stock-based compensation. The program is designed to provide competitive and performance-based current compensation, as well as opportunities to earn longer-term rewards commensurate with superior shareholder value creation. Each component of executive compensation is discussed below.

Base Salaries

Base salaries for executive officers are reviewed annually and adjusted to reflect competitive practices within the Peer Group for positions with similar roles or responsibilities. Individual performance, time in position, prior experience and specific knowledge are also considered during the annual salary review process. Base salaries may also be adjusted at other times of the year for changes in position, level of responsibility, special assignments or competitive situations. The Committee exercises broad discretion when setting base salary levels and considers all of the above criteria.

The overall rate of increase for base salaries of executive officers is intended to be consistent with competitive trends in the industry. Base salaries of executive officers are targeted at levels reflecting the median of the Peer Group. All base salary increases for executive officers in 1999 were reviewed and approved by the Committee or, in the case of Vice Chairman or higher level positions, recommended by the Committee and approved by the Board of Directors.

In April 1999, Mr. Istock's annual salary was increased to $995,000 from $825,000 reflecting both his normal annual review and his competitive position relative to the Peer Group. The base salary earnings of $949,231 reported in the Summary Compensation Table differ only due to the timing of the increase during the year. Mr. McCoy's annual salary was also increased in April 1999 to $1,200,000 from $995,000. The base salary earnings of $1,151,988 reflected in the Summary Compensation Table are a result of timing of his annual increase and his employment termination before year end. The approximate 20% increase in base salaries for Messrs. Istock and McCoy reflected the Committee's determination that such adjustments were appropriate based upon Peer Group compensation for comparable positions.

Annual Incentive Compensation

During 1999, the Corporation's executive officers participated in the Executive Management Annual Incentive Plan ("AIP"). The AIP was approved for 1999 as a replacement program for various annual incentive

programs previously utilized by Banc One and First Chicago NBD. The AIP establishes target annual incentive levels based on competitive practices of the Peer Group as reflected in Proxy Statements, published compensation surveys and other sources. The aggregate of all target awards for the executive management group is the basis for an incentive "pool" which is approved by the Committee at the beginning of each year.

The Committee also establishes financial performance expectations as well as minimum or threshold performance goals each year which may be based upon earnings per share ("EPS"), net income, return on equity ("ROE"), total shareholder return ("TSR") or other measures as it may deem appropriate. The Committee further establishes a prescribed formula for adjusting the final incentive "pool" based on actual financial results compared to its pre-determined measures and goals. For 1999, the Committee had established an EPS goal and a prescribed funding formula for adjustment of the incentive pool. Based on 1999 EPS results which were well above threshold levels but below expectations, the final incentive pool was adjusted downward to 45% of its original level.

Under the AIP, individual incentive opportunities are based on competitive compensation trends for specific positions. Final awards must be funded from the adjusted, approved "pool" and reflect the Committee's subjective assessment of the performance of the executive relative to his or her attainment of specific financial results and other strategic or non-financial objectives. Based on the reduction in the available incentive "pool", executive officer awards were generally below target and below amounts paid for the prior year. Mr. Istock requested that no annual cash incentive be paid to him based on the Corporation's 1999 financial results. The Committee agreed with Mr. Istock's request. Mr. McCoy did not receive an annual incentive award for 1999 as his employment terminated before the end of the year.

Long Term Stock Incentive Compensation

Stock-based incentive compensation provides a long-term link between the results achieved for shareholders and the rewards provided to executive officers and selected other key managers. Stock incentive awards are made under the Bank One Stock Performance Plan (the "Stock Plan").

Each year, as part of its annual executive compensation review, the Committee reviews competitive practices of the Peer Group to determine appropriate levels of stock incentive compensation for executive officers and selected other key members of management. The Committee establishes award guidelines that are intended to provide stock incentive award opportunities that are at or above the Peer Group median when measured on a total economic value basis. In granting stock incentive awards the Committee will also give consideration to the aggregate amount, type, mix and conditions associated with the Peer Group's use of stock incentive compensation. For 2000, the Committee has elected to use a combination of non-qualified stock options and restricted stock grants for its normal annual grant but may use other types of stock incentives as necessary. All stock options will be granted with an exercise price at least equal to the fair market value of the Corporation's Common Stock on the date of grant.

During 1999, stock awards under the Stock Plan also were in the form of non-qualified options and restricted share grants. Award targets were established based on competitive practices. Target award levels and the expected percent of eligible employees receiving stock awards were highest for higher level managers and executive officers. Non-qualified stock options were used exclusively at lower levels of management with restricted share grants limited to higher level managers and certain "high potential" middle level managers.

Generally, non-qualified options awarded under the Stock Plan during 1999 vested in three years with one-half of the shares vesting in two years and the remaining one-half at the end of the third year. The option term was twenty years. Restricted share grants under the Stock Plan during 1999 normally vested in five years with one-half of the award vesting at the end of the third year and the remaining half at the end of the fifth year. During the restriction period, recipients receive dividend income. There were certain exceptions to these terms for newly hired employees and other special circumstances. The Committee must approve the terms and conditions of any stock award to an executive officer. In February 1999, both Messrs. Istock and McCoy each received an award of 189,000 non-qualified stock options and 40,000 restricted shares with the terms and conditions outlined above. The number of shares granted reflected median award levels within the Peer Group as well as the Committee's subjective assessment of their past performance and expected future contributions to the Corporation's success.

Retirement of John McCoy

In December 1999, the Committee reviewed and recommended for the Board of Directors' approval terms of an agreement with Mr. McCoy covering various financial and non-financial provisions in connection with his retirement from the Corporation. A summary of this agreement is set forth in the Proxy Statement. The Corporation retained two independent executive compensation consultants to provide advice concerning the terms of the agreement and it was their opinion that the recommended arrangements were well within the range of current competitive practices. Based upon this advice and other pertinent information provided to the Committee, the Committee was satisfied as to the appropriateness of the terms of the agreement.

Deductibility

The Internal Revenue Code ("IRC") limits allowable Federal income tax deductions for compensation paid by a publicly held corporation. Specifically, section 162(m) of the IRC limits deductible compensation to $1 million for the Corporation's chief executive officer and for each of the four other most highly compensated executive officers employed at year end. However, performance-based compensation may be excluded from this limit provided, among other things, that payment is made pursuant to a plan approved by stockholders; that it is payable upon attainment of pre-determined, objective goals; and that the board committee approving such payments is made up of "outside'" directors as defined in Section 162(m). The Corporation currently believes that all performance-based compensation paid for 1999 qualifies for maximum deductibility under Section 162(m).

The Committee believes that executive compensation should be reasonable and competitive and that a substantial portion of total compensation should be based upon the Corporation's performance. It has approved both annual cash and long-term incentive compensation programs and developed target award opportunities accordingly. It is the Committee's policy to optimize both the effectiveness and tax-efficiency of the Corporation's executive compensation plans by utilizing performance-based compensation that allows for maximum deductibility under section 162(m) of the IRC. However, tax deductibility is only one of many factors that must be considered in any final decision regarding executive compensation. In order to serve best the Corporation and the interests of its stockholders, the Committee may determine that payment of non-deductible compensation is necessary to provide an appropriate award consistent with its overall philosophy and the intent of the performance-based programs.

Stock Ownership Guidelines

Consistent with the importance of long-term, stock-based incentives and to further ensure that the interests of its senior managers are in line with those of stockholders, the Corporation maintains formal stock ownership guidelines for executive management and selected senior level managers.

Respectfully submitted,
The Organization, Compensation and
Nominating Committee

John R. Hall, Chairman
James S. Crown
Bennett Dorrance
Maureen A. Fay, O.P.
John W. Kessler
Richard A. Manoogian

PERFORMANCE GRAPH

The following graph compares the cumulative total return on the Corporation's Common Stock with the Standard & Poor's 500 Index (the "S&P 500 Index") and the Standard & Poor's Bank Composite Index ("S&P Bank Composite Index"). The S&P 500 Index and the S&P Bank Composite Index are market-capitalization-weighted indices, meaning that companies with a higher market value count more in each index. The S&P Bank Composite Index is comprised of the larger "Major Regional" and "Money Center" banks selected by Standard & Poor's. As of December 31, 1999, the S&P Bank Composite Index included 25 Major Regional and four Money Center banks and bank holding companies. Each of these indices includes the Corporation's Common Stock. The values in the graph show the relative performance of a $100 investment made on December 31, 1994, in the Corporation's Common Stock, the S&P 500 Index and S&P Bank Composite Index.

Comparison of Five Year Cumulative Total Return(1)
Among the Corporation, S&P 500 Index and S&P Bank Composite Index.(2)



$400
$350
$300
$250
$200
$150
$100
$50
$0
1994
1995
1996
1997
1998
1999
Corporation
S&P 500
S&P Bank Composite

	1994	1995	1996	1997	1998	1999
Corporation	100	154	201	262	279	182
S&P 500	100	137	169	225	289	350
S&P Bank Composite	100	159	225	325	346	302

(1) Assumes $100 invested at December 31, 1994, with quarterly reinvestment of dividends.

(2) At December 31 in each year.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officer Compensation Table

The following table sets forth the compensation paid, earned or awarded for the years indicated therein, to the individuals who served as the Corporation's chief executive officer during 1999 and its other four most highly compensated executive officers.

Summary Compensation Table

					Long Term Compensation			
		Annual Compensation		Awards		Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)(1)	Restricted Stock Awards ($)(2)	Securities Underlying Options/SARs (#)(3)	All Other Compen-sation ($)(5)	LTIP Payouts ($)(4)
Verne G. Istock*	1999	$ 949,231	$ 0	$ 6,631	$2,002,400	189,000	$ 0	$ 42,715
President and Acting	1998	818,270	1,750,000	177,091	0	333,567	0	13,806,873
Chief Executive Officer	1997	796,797	1,100,000	131,153	0	281,615	657,628	35,856
John B. McCoy*	1999	1,151,988	0	356,091	2,002,400	189,000	0	10,502,073
Chief Executive Officer	1998	995,000	2,200,000	366,075	0	165,126	1,828,474	3,708,241
	1997	995,000	1,500,000	345,089	1,079,764	102,623	0	4,116,872
William P. Boardman	1999	471,817	315,000	147,069	400,480	37,800	0	33,630
Vice Chairman of the Board	1998	444,720	350,000	21,570	342,423	23,515	671,693	31,102
	1997	427,500	260,000	19,717	459,971	21,807	0	2,770,111
Robert A. Rosholt	1999	427,308	350,000	0	400,480	37,800	0	19,315
Executive Vice President	1998	343,269	475,000	0	0	25,483	0	2,194,394
	1997	318,269	410,000	0	0	43,984	622,484	14,322
Kenneth T. Stevens	1999	508,860	350,000	5,584	320,384	30,200	0	37,669
Executive Vice President	1998	504,900	465,000	7,745	390,558	31,892	791,724	32,936
	1997	485,000	291,000	15,837	319,976	28,220	0	1,013,793
Geoffrey L. Stringer	1999	267,308	2,000,000	0	100,120	9,450	0	12,029
Executive Vice President	1998	257,308	1,000,000	0	0	25,901	0	509,429
	1997	247,308	935,000	0	0	26,916	0	11,129

* Mr. McCoy retired as Chief Executive Officer on December 21, 1999, at which time Mr. Istock was elected Acting Chief Executive Officer.

(1) This column includes the following:

Name		1999	1998	1997
John B. McCoy	Personal use of company aircraft	$38,524	$24,244	$22,913
	Annual club dues	31,926	25,177	24,628
William P. Boardman	Moving expenses	65,201	—	—

(2) As of December 31, 1999, the total number of outstanding restricted shares and the value of the shares (based upon the $32 per share closing price) were as follows:

Name	Shares	Value
Verne G. Istock	40,000	$1,280,000
John B. McCoy	106,872	3,419,904
William P. Boardman	47,665	1,525,280
Robert A. Rosholt	8,000	256,000
Kenneth T. Stevens	30,911	989,152
Geoffrey L. Stringer	2,000	64,000

Dividends on these shares are payable in cash.

(3) For Messrs. Istock, Rosholt and Stringer, the number of stock options listed in this column for 1998 and 1997 represents the sum of new and restorative stock options granted during the year. The number of new stock options granted to Messrs. Istock, Rosholt and Stringer in 1998 and 1997 were as follows:

Name	1998	1997
Verne G. Istock	106,920	170,100
Robert A. Rosholt	12,150	14,580
Geoffrey L. Stringer	5,832	8,748

For a description of restorative stock options, see footnote (2) to the "Options/SAR Grants in Last Fiscal Year" table on page 16.

(4) The dollar values equal the market value of the Common Stock on the date the payouts of performance share awards were effective.

(5) This column consists of the following:

a. A Deferred Compensation Award to Mr. McCoy for 1998 in the amount of $3,528,800; and Special Recognition Awards to Messrs. McCoy, Boardman and Stevens for 1997 in the amounts of $4,000,000, $2,750,000 and $1,000,000, respectively.

b. Payment of shares of Common Stock in 1998 to Messrs. Istock, Rosholt and Stringer pursuant to performance share awards outstanding at the time of the Merger. Based upon the market value of the Common Stock on the effective date of the Merger, the values of the shares of Common Stock paid to Messrs. Istock, Rosholt and Stringer were $13,769,667, $2,178,636 and $497,850. Under applicable change in control provisions, outstanding awards became payable as a result of the Merger at the maximum level.

c. The values of split-dollar life insurance arrangements in the amounts of $101,513, $9,743 and $9,047 for 1999; $104,591, $9,960 and $9,059 for 1998; and $106,872 $10,111 and $9,043 for 1997 for Messrs. McCoy, Boardman and Stevens, respectively. The split dollar life insurance program is structured so that all premium payments are returned to the Corporation at the later of (i) the executive attaining age 65 or (ii) the expiration of 15 policy years. In addition to the executive split-dollar policies, Mr. McCoy is covered by a split-dollar arrangement that insures the lives of Mr. McCoy and his wife, the value of which is included above.

d. Employer matching contributions in the following amounts to the 401(k) and supplemental 401(k) plans in which the named executive officers participated.

Name	1999	1998	1997
Verne G. Istock	$ 42,715	$37,206	$35,856
John B. McCoy	100,560	74,850	10,000
William P. Boardman	23,887	21,142	10,000
Robert A. Rosholt	19,315	15,758	14,322
Kenneth T. Stevens	28,622	23,877	4,750
Geoffrey L. Stringer	12,029	11,579	11,129

e. A severance payment for 1999 to Mr. McCoy of $10.3 million pursuant to the agreement described on page 20.

Option Grants Table

The following table provides information on stock options granted in 1999 to the executive officers named in the Summary Compensation Table. In 1999, all options to these officers were new grants and no grants were restorative stock options. All options granted by the Corporation in 1999 were non-qualified stock options, and no stock appreciation rights ("SARs") were granted in 1999.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				
Name	Number of Securities Underlying Options/ SARs Granted (#) (1)(2)	Percent of Total Options/SARs Granted to Employees in Fiscal Year (3)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (4)
Verne G. Istock	189,000	1.21%	$50.06	2/16/2019	$2,999,245
John B. McCoy	189,000	1.21	50.06	2/16/2019	2,999,245
William P. Boardman	37,800	0.24	50.06	2/16/2019	599,849
Robert A. Rosholt	37,800	0.24	50.06	2/16/2019	599,849
Kenneth T. Stevens	30,200	0.19	50.06	2/16/2019	479,244
Geoffrey L. Stringer	9,450	0.06	50.06	2/16/2019	149,962

(1) One-half of each option grant is exercisable on the second and third anniversaries of the grant date, which was February 16, 1999.

(2) *Restorative Option Feature:* The new stock options granted by the Corporation in 1999, and by First Chicago NBD, First Chicago and NBD that were outstanding at the time of the Merger, include a feature which provides for the issuance of restorative options. The restorative feature allows a participant who exercises a stock option during the participant's employment, and who pays all or a part of the exercise price of a stock option with shares of Common Stock held by the participant for at least six months, to receive a restorative option to purchase the number of shares of Common Stock equal to the number of whole shares used by the participant in payment of the stock option's exercise price. Restorative options become exercisable six months after the date of grant. The expiration date of a restorative option is the expiration date of the original stock option to which it relates, and the exercise price is not less than 100% of the fair market value of the Common Stock on the date the restorative option is granted.

Under the restorative feature of stock options issued by First Chicago, additional restorative options are granted with respect to shares exchanged to pay tax withholding obligations related to the option exercise; the market price of the Common Stock must be at least 25% higher than the exercise price of the outstanding stock option at the time of exercise of the new stock option; and a restorative stock option will not be granted upon the exercise of a restorative stock option.

(3) The percentages shown are based on total options granted in 1999 (both new and restorative options) on 15,556,494 shares of Common Stock.

(4) The grant date present values were determined using the Black-Scholes standard option pricing model based on the following assumptions:

Option Type	Vesting	Duration	Dividend Yield	Volatility	Risk free Rate of Return
Non-qualified	½ at 2 and 3 years	20 years	3.55%	38.389%	4.53%

No adjustments were made in calculating the grant date present value of an option to account for potential forfeiture or the non-transferable nature of the option.

The actual value of the options will depend on the market value of the Common Stock on the dates the options are exercised. No realization of value from the options is possible without an increase in the price of the Common Stock, which would benefit all stockholders.

1999 Option Exercises and Year-End Option Value Table

The following table provides information on options exercised in 1999 by the executive officers named in the Summary Compensation Table, the number of unexercised options held at December 31, 1999, and the value of the unexercised in-the-money options held as of that date. No SARs were outstanding at any time during 1999.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Verne G. Istock	0	$ 0	447,213	189,000	$ 621,403	$ 0
John B. McCoy	49,388	1,588,644	438,636	791,916	2,916,097	1,657,312
William P. Boardman	5,097	209,580	63,146	140,838	355,764	246,153
Robert A. Rosholt	0	0	133,022	37,800	208,244	0
Kenneth T. Stevens	0	0	0	121,025	0	9,076
Geoffrey L. Stringer	0	0	38,237	9,450	0	0

(1) The values are based on the $32 per share closing price of the Common Stock on December 31, 1999, less the exercise price of the options.

Pension Plans

Personal Pension Account Plan

In general, salaried employees and regular hourly employees (scheduled to work at least 20 hours per week) of designated subsidiaries of the Corporation are eligible to participate in the Corporation's Personal Pension Account Plan ("PPAP") upon completing one year of service. The PPAP provides that a participant is 100% vested after completing five years of vesting service. The PPAP was amended and restated effective as of January 1, 2000, reflecting the merger of the prior First Chicago NBD, Banc One and First USA pension plans. Various transition benefits for employees at or nearing retirement age under prior pension plans continue to apply, with certain modifications, under the PPAP.

After becoming eligible to participate in the PPAP, an employee's PPAP account is credited with a percentage of the employee's covered compensation for each month, as reflected in the following chart. Covered compensation includes base pay, commissions, eligible bonus, overtime, shift differential, and certain amounts deducted on a pre-tax basis up to applicable compensation limits imposed by the IRC.

Completed Anniversary Years of Service For PPAP Contributions	Percent of Eligible Monthly Pay Credited to PPAP Account
1– 4	3.0%
5– 9	4.0
10–14	5.0
15–19	6.0
20–24	7.5
25+	9.0

Also at the end of each month, the participant's beginning account balance is credited with interest for the month at a rate equal to the one-year U.S. Treasury bill rate plus 1% (subject to a minimum rate of 4.5%). Interest rates are determined on a quarterly basis.

Generally, an employee who has attained age 65 (with a minimum of five years of vesting service) is entitled to receive annual retirement income (in monthly installments) for life equal to the actuarial equivalent of the employee's balance. Participants may commence a reduced annuity benefit at any earlier age after separation from service, and (with spousal consent) may elect a lump sum payment of their PPAP account balance.

Supplemental Personal Pension Account Plan

The Corporation's Supplemental Personal Pension Account Plan ("Supplemental PPAP") permits the payment of supplemental benefits to employees whose annual benefits upon retirement under the PPAP would exceed those permitted by the IRC. There is a $1 million annual ceiling on total covered compensation. The Supplemental PPAP provides that if the amount of the annual retirement benefit that would otherwise be payable under the PPAP to a person who has completed five or more years of vesting service is limited by reason of compliance with the IRC, such person shall be entitled to a supplemental benefit equal to the difference between the benefit such person receives under the PPAP and the benefit such person would have received if such limitation had not been included. The benefit is payable from the general assets of the Corporation.

Estimated Annual Benefits Payable to Executive Officers

The following table provides the estimated annual benefits (including any Supplemental PPAP benefits) payable for life, beginning at normal retirement age (65), for each of the executive officers named in the Summary Compensation Table based on years of service through December 31, 1999, and with projected interest credits on cash balances estimated at a rate of 6.55% per annum (the applicable rate in January 2000).

Name	Year of 65th Birthday	Estimated Annual Benefit
Verne G. Istock	2005	$921,448
John B. McCoy(1)	—	—
William P. Boardman(2)	—	—
Robert A. Rosholt	2015	330,896
Kenneth T. Stevens	2017	23,656
Geoffrey L. Stringer	2008	266,437

(1) Mr. McCoy's pension benefits will be paid pursuant to the agreement described on page 20.

(2) Mr. Boardman's pension benefits will be paid pursuant to the agreement described on page 20.

Supplemental Executive Retirement Plan

Effective January 1, 2000, the Corporation adopted (by amending and restating a prior Banc One plan) a Supplemental Executive Retirement Plan ("SERP") which provides benefits to certain executives who have attained age 55 and completed 10 or more years of service at the time of termination of employment or death. The SERP generally provides retirement benefits at age 65 equal to the average of the five highest annual amounts of compensation (base salary plus bonus) paid to the participant during the last ten years prior to retirement, multiplied by a percentage (which may not exceed 60%) computed by multiplying the number of years of the participant's credited service by 2%. Payments under the SERP are reduced by other sources of retirement income, including benefits under the PPAP and the Supplemental PPAP, but not benefits under Social Security. Reduced benefits are available in the event of termination prior to age 65; however, participants with total age and years of service equal to or exceeding 85 at retirement receive unreduced benefits. Payment of benefits under the SERP may be in the form of a single lump sum or an annuity.

The following table illustrates the estimated annual benefits payable under the SERP upon retirement at specified levels of average compensation and years of credited service assuming retirement at age 65 on January 1, 2000. The amounts shown in the table are straight life annuity amounts, are not subject to deductions for Social Security or other offset amounts, and include amounts payable pursuant to the PPAP and the Supplemental PPAP.

	Years of Credited Service				
Average Compensation	10	15	20	25	30+
$ 500,000	$100,000	$ 150,000	$ 200,000	$ 250,000	$ 300,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,500,000	300,000	450,000	600,000	750,000	900,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,500,000	500,000	750,000	1,000,000	1,250,000	1,500,000
3,000,000	600,000	900,000	1,200,000	1,500,000	1,800,000
3,500,000	700,000	1,050,000	1,400,000	1,750,000	2,100,000

The years of credited service and average compensation under the SERP as of January 1, 2000 for each of the executive officers named in the Summary Compensation Table are as follows:

Name	Years of Credited Service(1)	Average Compensation
Verne G. Istock	36	$1,783,974
John B. McCoy(2)	—	—
William P. Boardman(3)	—	—
Robert A. Rosholt	25	732,986
Kenneth T. Stevens	3	800,695
Geoffrey L. Stringer	25	1,026,022

(1) Years of credited service is limited to 30 under the SERP.

(2) Mr. McCoy's pension benefits will be paid pursuant to the agreement described on page 20.

(3) Mr. Boardman's pension benefits will be paid pursuant to the agreement described on page 20.

Termination of Employment and Change of Control Agreements

Change of Control Agreements. Change of control severance agreements are in effect between the Corporation and certain key executives (including Messrs. Istock, Boardman, Rosholt, Stevens and Stringer). These executive change of control agreements (the "Change of Control Agreements") provide, generally, that if an executive officer terminates his employment for any reason during the 30-day period which begins one year after a Change of Control (as defined) or if, during the three years following a Change of Control, the executive's employment is terminated (other than for cause as defined or due to death or disability) or the executive terminates employment for good reason (as defined), the executive will be entitled to receive a severance payment consisting of: (a) the executive's base salary through the date of termination, (b) a proportionate bonus based upon the average bonus paid to the executive with respect to the three fiscal years prior to the date of the Change of Control (the "Average Bonus"), (c) two and one-half times the sum of the executive's base salary and the Average Bonus, and (d) unpaid deferred compensation and vacation pay. In addition to the severance payment, upon a covered termination, the executive will also be entitled to a payment having an actuarial present value equal to the additional pension benefits under the Corporation's qualified and supplemental retirement plans that the executive would have received had the executive remained employed for 30 months after the date of termination. The Corporation will also provide the executive with continued medical and welfare benefits coverage for 30 months after the date of termination and with outplacement services. If any amounts payable to an executive under the Change of Control Agreements or otherwise would subject such executive to the excise tax under section 4999 of the IRC, the Corporation will make a payment to the executive such that after the payment of all income and excise taxes, the executive will be in the same after-tax position as if no excise tax under section 4999 had been imposed, provided that, if such payments (excluding additional amounts payable due to the excise tax) are not at least $100,000 in excess of the greatest amount that could be paid without giving rise to the excise tax, no additional payments will be made with respect to the excise tax, and the payments otherwise due to the executive will be reduced to an amount necessary to prevent the application of the excise tax.

Executive Management Separation Plan. The Corporation has adopted an Executive Management Separation Plan for its executive officers (including Messrs. Istock, Boardman, Rosholt, Stevens and Stringer), effective October 1, 1999. If an eligible officer is involuntarily terminated, excluding termination for cause, or resigns in circumstances determined to be in the best interests of the Corporation, the officer must irrevocably elect, during a 30-day transition period beginning upon his initial notice of termination, either a lump sum payment option or a salary continuation option. Pursuant to the lump sum payment option, a payment equal to two times the officer's annualized base salary plus two times the officer's average annual bonus (based on the highest two of the officer's prior three bonus awards) will be paid to the officer upon employment termination, which will be at the conclusion of the transition period. Pursuant to the salary continuation option, the officer's termination date will occur on the earlier of the date twelve months from the end of the transition period or the date upon which he obtains employment elsewhere and his salary continuation ceases. Under this option, the officer will continue to receive his base salary until his termination date and a lump sum equal to one year's base salary (plus any unpaid salary continuation) will be paid at the termination date. The officer also will receive his or her average bonus (based on the highest two of the prior three bonus awards), which will be paid at the next annual bonus cycle following the initial notice date, and an additional bonus equal to his or her average bonus,

which will be paid at termination. Under either option, the officer is eligible for continuation of certain benefits until his employment termination date and is eligible to vest in awards previously granted as if he were a retiree retiring on the termination date. Until December 31, 2000, all terminations, except in cases of death or termination for cause, are deemed to be in the best interests of the Corporation, and in that circumstance, the plan provides for a special minimum benefit equal to the amounts calculated as of October 1, 1999, pursuant to clauses (b) and (c) of the preceding paragraph concerning the Change of Control Agreements.

Agreement with John B. McCoy. In connection with Mr. McCoy's retirement as an officer of the Corporation effective December 21, 1999, he entered into an agreement which included the following provisions: a severance payment to him of $10.3 million in January 2000; a pension of $3 million per year commencing in 2001 which includes the pension benefits to which he is otherwise entitled; the vesting in January 2000 of his February 16, 1999 award of 40,000 restricted shares and his 1997 and 1998 Special Recognition Awards of $4 million and $3.5 million; the right to exercise all outstanding stock options, whether or not yet exercisable, in January 2000, with all options continuing to be exercisable through January 2005, except those with an earlier expiration date; reimbursement for all relocation and moving expenses, including any loss he may incur on the sale of his Chicago residence; and office space and secretarial support for life or until he commences other full-time employment.

Agreement with William P. Boardman. In connection with Mr. Boardman's new responsibilities as Vice Chairman of the Board and head of Credit Card, in March 2000, he entered into an agreement with the Corporation which provides that if he remains actively employed by the Corporation, subject to certain exceptions, until he attains age 60, upon his retirement he will receive the following: a pension of not less than $525,000 per year; unrestricted ownership of all outstanding restricted shares (other than special awards); the right to exercise all outstanding stock options (other than special awards), whether or not yet exercisable, with all such stock options continuing to be exercisable for ten years after retirement except those with an earlier expiration date; reimbursement on an after-tax basis for the incremental cost of medical health insurance until age 65; and reimbursement on an after-tax basis for any loss he may incur on the sale of his residence.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS, STOCKHOLDERS AND ASSOCIATES

Directors and executive officers of the Corporation and their associates were customers of, or had transactions with, the Corporation or the Corporation's banking or other subsidiaries in the ordinary course of business during 1999. Additional transactions may be expected to take place in the future. All outstanding loans to directors, executive officers and their associates, commitments and sales, purchases and placements of investment securities and other financial instruments included in such transactions, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, where applicable, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features. All other transactions described below were entered into in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

During 1999, a subsidiary of the Corporation paid approximately $2,146,500 for rent and incidental services under a lease for office space to REI Investments, Inc. Thomas E. Reilly, Jr., a director of the Corporation, is a director of and has an indirect equity ownership interest in REI Investments, Inc.

Alex Shumate, a director of the Corporation, is Office Managing Partner of the Columbus, Ohio, office of Squire, Sanders & Dempsey LLP. The Corporation and its subsidiaries retained Squire, Sanders & Dempsey for legal services in 1999 and will utilize the law firm in 2000. Payments to Squire, Sanders & Dempsey by the Corporation and its subsidiaries in 1999 did not exceed 5% of the law firm's gross revenues for the year and were comparable to payments that would have been paid by the Corporation and its subsidiaries to non-affiliated persons for similar services.

On March 25, 2000, James Dimon, the Chairman of the Board, Chief Executive Officer and a director of the Corporation, purchased from the Corporation 2,000,000 shares of Common Stock at an aggregate purchase price of $56,750,000. The $28.375 per share purchase price was equal to the closing price of the Common Stock on the New York Stock Exchange on the preceding day, March 24, 2000.

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected Arthur Andersen LLP ("Andersen") to serve as the Corporation's independent public accountants. Representatives of Andersen will be present at the Annual Meeting to make a statement if they desire to do so and to respond to appropriate questions.

Prior to the Merger, Banc One had engaged Coopers & Lybrand, LLP, now PricewaterhouseCoopers LLP ("PwC"), as its independent public accountant while First Chicago NBD had engaged Andersen. In anticipation of the Merger, a process was initiated to select the independent public accountant for the merged entity. Selection of Andersen as the independent public accountant was recommended to the Banc One Audit Committee on July 20, 1998. The Banc One Audit Committee approved the selection and so reported to the Banc One Board of Directors on July 21, 1998, and PwC was notified that, effective immediately, the firm would no longer be engaged as independent public accountant.

The PwC audit reports on the consolidated financial statements of Banc One for the years ended December 31, 1996 and 1997, respectively, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 1997, and the interim period preceding the change of independent accountants, there were no disagreements between Banc One and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Further, PwC did not advise Banc One of any reportable events during the aforementioned time period.

STOCKHOLDER PROPOSAL

The Corporation has been advised that Mr. John J. Gilbert, 29 East 64th Street, New York, New York 10021-7043, President of the Ruffy Corporation, owner of 200 shares of Common Stock, and Martin Glotzer, 7061 North Kedzie Avenue, Chicago, Illinois 60645, who is the owner of 10 shares and represents a further family interest of 11 shares of Common Stock, intend to introduce the following resolution at the Annual Meeting:

RESOLVED: That the stockholders of BANK ONE CORPORATION, assembled in annual meeting in person and by proxy, hereby request the Board of Directors take the needed steps to hire an investment banking firm to sell the Corporation.

Messrs. Gilbert and Glotzer have submitted the following statement in support of the resolution:

You are urged to vote "FOR" this proposal for we believe you will benefit.

The Board of Directors recommends a vote AGAINST the stockholder proposal.

The Board of Directors opposes this proposal because it believes that it is based on the faulty premise that it is in the best interests of the Corporation and its stockholders that the Corporation be promptly sold with the objective of realizing a premium over the current market price of its Common Stock. The Board believes this premise does not properly take into account the current position and prospects of the Corporation.

The Board's opposition to an immediate sale, as envisioned in the proposal, is based on two primary arguments:

- First, it would not maximize long-term stockholder value. Any public speculation that the Corporation was for sale would engender uncertainty among employees and customers that would produce an immediate and ongoing deterioration in the business and value of the Corporation.
- Second, recent actions and strategic decisions to address the issues resulting in the current discounted stock price valuation should be given time to yield targeted performance improvements before any sale is contemplated. This would assure that existing stockholders, rather than stockholders of any acquiring company, would receive a higher proportional benefit from any positive revaluation in the stock price resulting from the targeted financial performance improvement.

The Board believes that the current depressed stock price valuation primarily reflects negative earnings performance issues within the credit card business but that these issues are being addressed through a series of recent management changes and strategic decisions. The Board believes that the results of these decisions will begin to be reflected in improved credit card financial performance with the objective of achieving industry-levels of profitability by the end of the year. The Board believes that when these targeted results are realized, a positive relative stock price revaluation will occur.

The Board will continue to review and make determinations, as it has from time to time, as to what it believes are the best actions to maximize stockholder value. To assist the Board in doing this, the Corporation maintains close relationships with nationally recognized investment banking firms and regularly obtains their expert advice on financial and strategic matters. For the reasons stated, the Board feels that an immediate sale of the Corporation, as is contemplated by the proposal, would be premature and would not maximize returns for existing stockholders. The Board, therefore, recommends a vote AGAINST this stockholder proposal.

SUBMISSION OF STOCKHOLDER PROPOSALS

Any proposal that a holder of Common Stock intends to present at next year's Annual Meeting of Stockholders must be received by the Corporation, at the address appearing on the first page of this proxy statement, no later than December 6, 2000, in order to be included in the proxy statement and form of proxy relating to that meeting.

ANNUAL MEETING ADVANCE NOTICE REQUIREMENTS

The Corporation's Restated Certificate of Incorporation (the "Certificate") and By-Laws (the "By-Laws") provide that stockholder nominations for election as directors or proposals of other business may be made in compliance with certain advance notice, informational and other applicable requirements. In order to be considered, a stockholder's notice of director nomination or other proposals must be delivered to or mailed and received by the Secretary of the Corporation at 1 Bank One Plaza, Chicago, Illinois 60670 at least 60 but no more than 90 days prior to the anniversary date of the Corporation's immediately preceding annual meeting; provided, however, that in the event the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 90th day prior to the annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. A shareholder's notice of director nominations or other proposals must contain certain information required by the Certificate and By-Laws. Copies of the Certificate and By-Laws are available upon request made to the Secretary of the Corporation at the above address. The requirements described above do not supersede the requirements or conditions established by the Commission for shareholder proposals to be included in the Corporation's proxy materials for a meeting of stockholders.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors of the Corporation does not know of any matters to be presented at the Annual Meeting other than those specifically set forth in the Notice of Annual Meeting of Stockholders. If other proper matters, however, should come before the Annual Meeting or any adjournment thereof, the persons named in the enclosed proxy intend to vote the shares represented by them in accordance with their best judgment in respect to any such matters.

MISCELLANEOUS

The cost of soliciting proxies will be borne by the Corporation. The solicitation will be primarily by mail. In addition to the use of the mail, some of the officers, directors and regular employees of the Corporation and its subsidiaries may solicit proxies by telephone, telegram or personal interview without additional remuneration therefor. The Corporation intends to reimburse banks, brokerage houses and other institutions, custodians, nominees and fiduciaries for reasonable expenses in forwarding proxy material to their principals. The Corporation has also made arrangements with Georgeson & Company, Inc. to assist the Corporation in soliciting proxies from banks, brokers and nominees and has agreed to pay approximately $20,000 plus expenses for such services.

Stockholders are urged to sign and date the enclosed proxy and return it as promptly as possible in the envelope enclosed for that purpose. Stockholders of record can also give proxies by calling a toll-free telephone number or by using the Internet. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. The Corporation has been advised by counsel that the procedures that have been put in place are consistent with the requirements of applicable law. Specific instructions for stockholders of record who wish to use the telephone or Internet voting procedures are included with the enclosed proxy card.

Properly executed proxies will be voted in accordance with stockholders' directions. If no directions are given, proxies will be voted for the election of directors and, with respect to each other matter scheduled for consideration at the Annual Meeting, in accordance with the recommendations of the Board of Directors as set forth in this proxy statement. The proxy does not affect the right to vote in person at the Annual Meeting and may be revoked at any time prior to the voting at the meeting by submitting a later dated proxy (including a proxy via telephone or the Internet) or by giving written notice of such revocation to the Secretary of the Corporation.

The Bank One Auditorium, in which the Meeting will be held, offers special access for people in wheelchairs and headsets for the hearing-impaired. Stockholders who wish to arrange for either of these services are invited to call (312) 732-8208 by Friday, May 12, 2000.

By order of the Board of Directors,

JAMES L. FOORMAN
Acting Secretary

April 5, 2000